July 22, 2010

Mr. Hugh West
Ms. Angela Connell
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Mail Stop 4720

RE:         Summit Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 000-16587

Dear Mr. West and Ms. Connell:

This letter is provided on behalf of Summit Financial Group, Inc.  (“Summit” or the “Company”) in response to your letter of July 7, 2010 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended March 31, 2010.  In accordance with your request, we have responded to each of the comments included in your letter.  Accordingly, set forth below in italics are each comment contained in your letter, followed immediately by Summit’s response to each:

Form 10-Q for Quarterly Period Ended March 31, 2010

Note 7 – Allowance for Loan Losses, page 20

1.
 We note your response to comment two of our letter dated May 4, 2010 and your tabular disclosure of impaired loans on page 21. It appears that you have a significant amount of impaired loans for which you determined that a specific allowance was not required. Please provide us with and revise future filings to disclose the following information regarding these impaired loans:

•
Quantify your impaired loans as of March 31, 2010 and December 31, 2009 by both loan category and the method used to measure impairment (e.g., discounted cash flows, collateral value or observable market price);

Response
We will include a tabular disclosure quantifying our impaired loans by loan category and the method used to measure impairment in our future periodic filings.  Such disclosures as of December 31, 2009 and March 31, 2010 are attached as Exhibit A for your review.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
July 22, 2010

•	Clearly explain how you determine whether a loan is collateral-dependent;

Response

We will revise our future periodic filings as follows to clarify our policy with respect to determining whether a loan is deemed collateral-dependent (as indicated by the underlining below):

Management Discussion and Analysis of Financial Condition and Results of Operations --
       Credit Experience

Specific Reserve for Loan Individually Evaluated (in part)

Substantially all of our impaired loans are and historically have been collateral-dependent, meaning repayment of the loan is expected to be provided solely from the sale of the loan’s underlying collateral.  While our collateral-dependant impaired loans typically are guaranteed by the principles and/or related interests of the borrower, rarely is it deemed probable that such guarantees will result in any meaningful repayment of the loan.

•
Describe your charge-off policy for collateral-dependent impaired loans, including what you consider to represent a “confirmed loss.” In this regard, clarify whether under your policy the difference between the recorded amount of a loan and the fair value of the underlying collateral would be charged-off against the allowance;

Response

We will revise our future periodic filings as follows to clarify our charge-off policy relative to collateral-dependent impaired loan (as indicated by the underlining below):

Significant Accounting Policies (in part)

Commercial-related loans or portions thereof (which are risk-rated) are charged-off to the allowance for loan losses when a loss has been confirmed.  This determination is made on a facts and circumstances basis which includes many factors, including the prioritization in bankruptcy, expectations of the workout restructuring of the loan, and valuation of the borrower’s equity.  We deem a loss confirmed when a loan or a portion of a loan is classified “loss” in accordance with bank regulatory classification guidelines, which state, “Assets classified loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted”.

As a related matter, in June 2010 the FDIC and the West Virginia Division of Banking jointly conducted an asset quality examination of our institution. As result of this examination, a portion of two loans were graded as “loss” by both management and the regulatory agencies, and therefore, were charged-off during the quarter ended June 30, 2010. No additional loans or portions of loans were recommended for charge-off by our bank regulators. We believe this serves to validate that we are recording loan charge-offs timely in accordance with our and bank regulatory policy.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
July 22, 2010

•	Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and;

Response

We will revise our tabular disclosure of impaired loans in the future to disclose the impaired loans without an allowance as a result of a direct charge-off.  This data for December 31, 2009 and March 31, 2010 was as follows:

Dollars in thousands	December 31,	March 31,
	2009	2010
Impaired loans with an allowance	$39,210	$52,268
Impaired loans without an allowance	46,123	30,598
Impaired loans without an allowance
as a result of a direct charge-off	-	312
	$85,333	$83,178

•
To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists and reconcile this to the deterioration in real estate values in your market area.

Response

The loans identified above as impaired without a specific allowance represent loans for which the fair value of the collateral or the fair value of the expected repayments exceed the recorded investments in such loans. When a loan initially is deemed to be impaired, if the most recent appraisal is less than 12 months old, we record a specific allowance to loan loss for the difference between our recorded investment in the loan and the fair value based on the appraisal less cost to sell. When a loan initially is deemed to be impaired, if the most recent valuation is older than 12 months, we request an updated appraisal for the collateral property. When a current appraisal cannot be obtained in time to perform the collateral analysis on a newly identified impaired loan, we use all available information to estimate an appropriate level of reserves. Once we receive the updated appraisal (which generally is within three months), we adjust the reserve to reflect the new valuation, less expected selling costs. We do not make adjustments to current appraisals, other than the cost to sell. Our expectation is that a current external appraisal should encompass any deterioration in the real estate values within our market area. Our policy with respect to the above is disclosed in Note 4. “Fair Value Measurements – Loans” to our Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2009.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
July 22, 2010

Also, during the FDIC and the West Virginia Division of Banking joint recent asset quality examination of our institution, the bank regulators concurred with our specific allowances and recommended no additional allowances relative to our impaired loans evaluated in accordance with FAS 114 as of March 31, 2010.

2.
To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your five largest impaired loans at March 31, 2010 and December 31, 2009 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

•	When the loan originated;

•	When the loan became impaired;

•	The underlying collateral supporting the loan;

•	The amount of any charge-offs recognized for the loan, as applicable;

•	The date and amount of the last appraisal obtained for the underlying collateral;

•	The estimated fair value of the underlying collateral at March 31,2010;

•	If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and

•	Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the recent of your last appraisal and through the date of your response.

Response
Please refer to Exhibit B which presents the above requested information relative to our five largest impaired loans at March 31, 2010 and December 31, 2009 for which we determined that a specific allowance was not required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Experience

Quantitative Reserve for Loans Collectively Evaluated, page 39

3.
We note your response to comment one of our letter dated May 10, 2010. Your response indicates that you applied judgmental allocation percentages to your historical loss rates based on the risk rating of loans in each loan category. We do not believe that you have adequately supported the allocation percentages applied to your historical loss rates. Further, we are unclear as to how you determined it was appropriate to apply these allocation percentages solely on the basis of risk ratings without giving consideration to the loan type or delinquency status. Accordingly, please provide us with a detailed analysis that supports the allocation percentages used to develop your adjusted loss rates for each loan category. As part of this analysis, please also explain how you considered delinquency status when deriving your allocation percentages for each loan category. In other words, wouldn’t the credit losses inherent in a loan or pool of loans differ depending on whether the loan(s) were current or past due?

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
July 22, 2010

Response

We believe strongly the internal risk rating methodology we use in calculating our FAS 5 allowance (relative to loans specifically evaluated for impairment in accordance with FAS 114, but deemed not impaired) is consistent with GAAP and appropriately estimates the amount of probable credit losses inherent in this portfolio of loans at the balance sheet date.

Our internal risk rating system does give consideration to the loan type and the delinquency status as follows.  In determining an internal risk rating for a business-related loan, the following factors are considered by our grading model:

▪	Type of collateral securing the loan

▪	Loan term

▪	UCA cash flow coverage ratio

▪	Debt/total net worth

▪	Current ratio

▪	Guarantor strength (evaluated by assessing the guarantor’s credit score, adjusted net worth, asset liquidity, and disposable income).

In addition, the model includes a negative adjustment for loans within the following industry types:  restaurants, hotels & motels, commercial real estate – non-owner occupied, and speculative construction and land development.  Accordingly, our internal risk rating methodology inherently gives consideration to loan type as well as a variety of other factors.

Delinquency status is also considered in our internal risk ratings.  All loans with an aggregate exposure of $500,000 that are 30 days or more delinquent at the end of each quarter are downgraded to grade “D” (OLEM) or lower, which under our quantitative allowance methodology results in either a 200% allocation of the respective loan category’s historic charge-off factor being applied, or the loan being evaluated as an impaired loan in accordance with FAS 114.  Therefore, our internal risk ratings are significantly impacted by a loan’s delinquency status.  Further, we also consider the delinquency status of our loan pools and the trends of such delinquencies in determining whether an additional qualitative adjustment is warranted.

The allocation percentages we apply to our historical loss rates for loans specifically evaluated for impairment and deemed not impaired are judgmentally derived relative to our internal risk rating.  Therefore, we cannot provide you with a detailed analysis that supports the specific allocation percentages (i.e. 5%-A, 10%-B, 25%-B-, 50%-C, 100%-C-, 200%-D) used to develop our adjusted loss rates relative to each loan category.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
July 22, 2010

However, in developing these allocation percentages (as we stated in our previous letter dated May 28, 2010), management analyzed the charge-offs for three years (i.e. 2007-2009) relative to each loan pool wherein the specific allocation percentages are applied based upon our internal loan risk ratings (i.e. land development & land, construction, commercial, commercial real estate owner-occupied, commercial real estate non-owner occupied, and jumbo residential mortgage) and summarized the loan grades relative to each charged-off loan at the time of charge-off. As a result, we noted the following:

Internal Risk Rating	Percent of Total
At Charge-off	Charge-offs
A	0%
B	0%
B-	2.11%
C	3.16%
C-	4.21%
D	8.42%
Below D	82.10%

Based on this analysis, we validated the effectiveness of our loan review process in that loans appropriately migrate downward in progression through lower risk rating categories prior to default, and hence the allocation percentages we judgmentally assigned (and increase as loan grade decreases) are justified and appropriate.

To further validate the appropriateness of our methodology, we prepared a three year loan migration analysis by internal loan risk rating for each loan category noted above (please refer to Exhibit C).  We then utilized the historical loss factors derived based upon this migration analysis to compute our pro forma quantitative and qualitative allowance (“general reserve”) as of June 30, 2010 and compared it with the general reserve we computed using our methodology as of the same date.  Our general reserve computed using the migration analysis loss factors was approximate $500,000 greater than that using our methodology.  Again, we believe this relatively small difference serves to further support the validity of our computational methodology.

As disclosed in our “Critical Accounting Policies” in the MD&A of our Form 10-K for the year ended December 31, 2009, “The allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogenous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.” We firmly believe that in accordance with GAAP, the allowance for loan loss is an estimate and certain aspects of its computation are necessarily judgmental.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
July 22, 2010

Qualitative Reserve for Loans Collectively Evaluated, page 40

4.
Please describe in more detail the qualitative and environment factors that you consider when deriving your qualitative allowance for each loan pool. In this regard, specifically discuss whether you make any adjustments to your historical loss factors or loss confirmation period to compensate for any delays in your charge-off policy and quantify the actual loss confirmation period used to calculate your quantitative allowance.

Response

In calculating our FAS 5 reserve, we take into consideration various factors to develop our loss measurements including the following:

•	Levels of and trends in delinquencies and impaired loans;

•	Levels of and trends in charge-offs and recoveries;

•	Trends in volume and terms of loans;

•	Effect of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures, and practices;

•	Experience, ability, and depth of lending management and other relevant staff;

•	National and economic trends and conditions;

•	Industry conditions; and

•	Effects of changes in credit concentrations.

For any adjustment of loss measurements for these environmental factors, we maintain sufficient objective evidence to support the amount of any such adjustment and the reason the adjustment was made.

At both, December 31, 2009 and March 31, 2010 we did make qualitative adjustments to certain loan types for levels and trends in delinquencies and impaired loans, levels of and trends in charge-offs and recoveries, and for national and economic trends and conditions. All adjustments made were to increase the quantitative reserve.

The actual loss confirmation period used to calculate our quantitative allowance, as stated in our MD&A under Quantitative Reserve for Loans Collectively Evaluated, is determined based upon losses experienced in the most recent twelve quarters.

In addition to the above responses, Summit acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
July 22, 2010

Please feel free to contact me directly at (304) 530-0552 should you have any further questions regarding this response or the filings.

                     Kindest regards,

                     /s/  Robert S. Tissue

                     Robert S. Tissue
                     Senior Vice President &
                    Chief Financial Officer

Attachments

Exhibit A
Summary of Impaired Loans by Loan Category
(in thousands)

Loan Category	12/31/2009	3/31/2010	Method used to measure impairment
Commercial	$301	$1,616	Fair value of collateral
Commercial real estate	43,639	42,473	Fair value of collateral
	7,658	7,669	Discounted cash Flow
Construction and development	31,091	26,541	Fair value of collateral
Residential real estate	2,005	4,241	Fair value of collateral
	639	638	Discounted cash flow
Total	$85,333	$83,178

Exhibit B
As of March 31, 2010

Customer Name	Loan Amount as of 3/31/10	Origination Date	Date Identified as Impaired	Charge-off Amount	Collateral	Appraisal Date	Appraisal Amount	Assumed Fair Value	Discount Applied
Borrower A	$ 2,883,862	1/26/2008	9/30/2008	-	1st DT 8 commercial pad sites	3/31/2010	$ 5,000,000	$ 4,500,000	N/A - Current appraisal less 10% for cost to sell.
Borrower B	$ 3,319,823	9/21/2006	9/30/2009	-	1st DT on Commercial Buildings and 11.2028 Acres - 1114 Fairfax Pike, Stephens City, VA and 1st DT on 4.4234 Acres Stephens City, VA	9/14/2009	$ 3,750,000	$ 4,257,000	N/A - Current appraisal less 10% for cost to sell.
					1st DT on Lot 5 containing 36.64 Acres - Old Russell Farm Subdivision, Crums Church Road, Rt. 7, Berryville, VA	9/22/2009	$ 980,000
1st DT on Lot 6 containing 105.78 Acres - Old Russell Farm Subdivision, Crums Church Road, Rt. 7, Berryville VA
Borrower C	$ 5,214,821	1/23/2008	12/31/2009	-	UCC1 on all FF & E.	9/26/2008	$ 8,011,500	$ 6,008,625	A discount of 15% was applied due to the collateral being commercial real estate and the appraisal being 18 months old. In addition, 10% was allowed for cost to sell.
1st DT - Lot 3, Gum Spring Village Center, Arcola, Loudoun County, VA
Borrower D	$ 3,064,000	4/3/2006	3/31/2010	-	1st DT - 568 Acres Residential Property adjacent to the Cumberland Chase Development	5/27/2009	$ 2,670,000	$ 7,480,840	N/A - Current appraisal less 10% for cost to sell.
					1st DT - 25.60 Acre Commercial Parcel - Located along Rt 220, Cumberland Chase Development	5/27/2009	$ 2,480,000
					1st DT - 4.08 Acres Commercial Parcel - Located along Rt 220, Cumberland Chase Development	5/27/2009	$ 610,000
					1st DT Commercial Lots 6 & 7 consisting of 2.16 Acres and 6.00 Acres - located along Rt 220 near the Cumberland Chase Development	5/27/2009	$ 435,000
					3rd DT on Residence & 271+Acres - near Oakland, MD	5/27/2009	$ 2,117,045
Borrower E	$ 2,397,691	12/19/2007	9/30/2009	-	1st DT on 2-Story Commerical Office Building (14,777 sq ft) - 817 Cedar Creek Gade, Winchester, VA	1/6/2010	$ 2,500,000	$ 2,397,691	N/A -Loan is reported as a TDR. Therefore, the PV of cash flow method was used to calculate the impairment amount. Loan had an extended term with no rate reduction thus no impairment existed.

Exhibit B
As of December 31, 2009

Customer Name	Loan Amount as of 12/31/09	Origination Date	Date Identified as Impaired	Charge-off Amount	Collateral	Appraisal Date	Appraisal Amount	Assumed Fair Value	Discount Applied
Borrower A	$ 10,482,950	9/6/2007	9/30/2008	-	1st DT on 124 Unit Holiday Inn Hotel & Suites, Front Royal, VA	12/30/2008	$ 14,000,000	$ 16,556,524	N/A - Current appraisal less 10% for cost to sell.
					2nd DT on adjoining 13.292 Acres owned by Blue Ridge Shadows, Front Royal, VA	12/30/2008	$ 4,396,138
Borrower B	$ 11,151,599	9/11/2008	12/31/2009	-	1st DT 130 room Holiday Inn Front Royal Pke Winchester	7/26/2006	$ 15,850,000	$ 11,237,070
A discount of 30% was applied due to deteriation of the hotel industry and market prices in the Winchester, VA area as well as the date of the originial appraisal.  In addition, 10%  was allowed for cost to sell.

					1st DT 6.25 commerical site Front Royal Pke Winchester	7/26/2006	$ 2,878,450
Borrower C	$ 5,214,821	1/23/2008	12/31/2009	-	UCC1 on all FF & E.	9/16/2008	$ 8,011,500	$ 6,008,625	A discount of 15% was applied due to the collateral being commercial real estate and the appraisal being less than 16 months old. In addition, 10% was allowed for cost to sell.
1st DT - Lot 3, Gum Spring Village Center, Arcola, Loudoun County, VA
Borrower D	$ 5,601,967	8/21/2008	12/31/2009	-	1st DT - 95 Acre Residential Development - Rt. 250/I-79 exit near Fairmont, WV. Consists of 105 SF lots, 48 Duplex lots, and 76 Townhouse lots (to date, 12 SF lots and 2 duplex lots have sold)	8/7/2008	$ 5,442,000	$ 6,381,700	A discount of 25% was applied due to the collateral being partially completed land development. In addition, 10% was allowed for cost to sell.
					3rd DT - 58+/- Acres of Commercial Real Estate - Adjacent to the above development and joining the Middletown Mall owned by Southland Properties (Steve Fansler)	8/12/2008	$ 4,376,000
Borrower E	$ 3,319,823	9/21/2006	9/30/2009	-	1st DT on Commercial Buildings and 11.2028 Acres - 1114 Fairfax Pike, Stephens City, VA and 1st DT on 4.4234 Acres Stephens City, VA	9/14/2009	$ 3,750,000	$ 4,257,000	N/A - Current appraisal less 10% for cost to sell.
					1st DT on Lot 5 containing 36.64 Acres - Old Russell Farm Subdivision, Crums Church Road, Rt. 7, Berryville, VA	9/22/2009	$ 980,000
1st DT on Lot 6 containing 105.78 Acres - Old Russell Farm Subdivision, Crums Church Road, Rt. 7, Berryville VA

EXHIBIT C
Migration Analysis

Land Development or Land
Internal Risk Rating [A]	AVG Annual Portfolio Balances by Internal Risk Rating [B]	Total Charge-offs by Internal Risk Rating [C]	AVG Annual Charge-off by Internal Risk Rating [D]	Loss Factor by Type & by Internal Risk Rating [D/B]
A	$ 883,406.73	$ -	$ -	0.0000%
B	$ 28,130,849.44	$ 4,731.10	$ 1,577.03	0.0056%
B-	$ 31,850,641.05	$ 1,516,535.20	$ 505,511.73	1.5871%
C	$ 44,665,226.49	$ 6,430,963.38	$ 2,143,654.46	4.7994%
C-	$ 11,070,585.77	$ 729,166.67	$ 243,055.56	2.1955%
D	$ 26,933,532.41	$ 10,470,967.62	$ 3,490,322.54	12.9590%

Construction
Internal Risk Rating [A]	AVG Annual Portfolio Balances by Internal Risk Rating [B]	Total Charge-offs by Internal Risk Rating [C]	AVG Annual Charge-off by Internal Risk Rating [D]	Loss Factor by Type & by Internal Risk Rating [D/B]
A	$ 1,310,074.95	$ -	$ -	0.0000%
B	$ 8,957,035.40	$ -	$ -	0.0000%
B-	$ 13,271,072.93	$ -	$ -	0.0000%
C	$ 14,813,195.08	$ -	$ -	0.0000%
C-	$ 1,360,106.93	$ 270,184.89	$ 90,061.63	6.6217%
D	$ 3,699,477.47	$ 3,414,565.01	$ 1,138,188.34	30.7662%

Commercial
Internal Risk Rating [A]	AVG Annual Portfolio Balances by Internal Risk Rating [B]	Total Charge-offs by Internal Risk Rating [C]	AVG Annual Charge-off by Internal Risk Rating [D]	Loss Factor by Type & by Internal Risk Rating [D/B]
A	$ 10,855,876.96	$ -	$ -	0.0000%
B	$ 27,817,104.54	$ 34,891.03	$ 11,630.34	0.0418%
B-	$ 20,784,664.86	$ -	$ -	0.0000%
C	$ 40,126,260.67	$ 151,115.71	$ 50,371.90	0.1255%
C-	$ 6,346,307.95	$ -	$ -	0.0000%
D	$ 446,157.06	$ -	$ -	0.0000%

Commercial Real Estate - Owner Occupied
Internal Risk Rating [A]	AVG Annual Portfolio Balances by Internal Risk Rating [B]	Total Charge-offs by Internal Risk Rating [C]	AVG Annual Charge-off by Internal Risk Rating [D]	Loss Factor by Type & by Internal Risk Rating [D/B]
A	$ 6,797,310.43	$ -	$ -	0.0000%
B	$ 23,883,251.20	$ -	$ -	0.0000%
B-	$ 25,330,429.05	$ 15,895.54	$ 5,298.51	0.0209%
C	$ 68,057,310.18	$ 398,420.63	$ 132,806.88	0.1951%
C-	$ 12,407,704.62	$ -	$ -	0.0000%
D	$ 2,029,236.20	$ -	$ -	0.0000%

Commercial Real Estate - Nonowner Occupied
Internal Risk Rating [A]	AVG Annual Portfolio Balances by Internal Risk Rating [B]	Total Charge-offs by Internal Risk Rating [C]	AVG Annual Charge-off by Internal Risk Rating [D]	Loss Factor by Type & by Internal Risk Rating [D/B]
A	$ 20,327,970.45	$ -	$ -	0.0000%
B	$ 59,559,211.49	$ -	$ -	0.0000%
B-	$ 59,163,706.30	$ -	$ -	0.0000%
C	$ 106,013,718.19	$ 965,859.74	$ 321,953.25	0.3037%
C-	$ 9,927,281.15	$ -	$ -	0.0000%
D	$ 8,034,338.85	$ 213,352.70	$ 71,117.57	0.8852%

Jumbo Mortgage Loans (over $600,000)
Internal Risk Rating [A]	AVG Annual Portfolio Balances by Internal Risk Rating [B]	Total Charge-offs by Internal Risk Rating [C]	AVG Annual Charge-off by Internal Risk Rating [D]	Loss Factor by Type & by Internal Risk Rating [D/B]
A	$ 649,513.41	$ -	$ -	0.0000%
B	$ 25,747,018.32	$ 100,000.00	$ 33,333.33	0.1295%
B-	$ 6,546,633.11	$ 247,459.00	$ 82,486.33	1.2600%
C	$ 19,485,473.46	$ 1,196,054.60	$ 398,684.87	2.0461%
C-	$ 1,818,698.30	$ -	$ -	0.0000%
D	$ 2,303,403.41	$ 239,738.83	$ 79,912.94	3.4693%

[B] - Average Annual Portfolio Balance by Internal Risk Rating was determined by averaging loan balances by loan type and internal risk rating as of 6/30/07, 6/30/08 & 6/30/09.

[C] - Total Charge-offs by Internal Risk Rating are the charge-offs incurred by loan type and by internal risk risk rating (on loans that meet the criteria of being specifically evaluated for impairment) from 6/30/07 through 6/30/10.

[D] - Average Annual Charge-off by Internal Risk Rating was determined by averaging the total charge-offs by loan type and by internal risk rating over the last three years (6/30/07 - 6/30/10).